 Exhibit 21

Subsidiaries of Oncologix Tech, Inc.

Subsidiaries of Registrant

Subsidiary	State of Incorporation or Jurisdiction	Percent of Ownership of BestNet Communications Corp.
Oncologix Corporation	Nevada	100%
International Environment Corporation	Delaware	100%
Interpretel (Canada) Inc.	Province of Ontario	100%
Interpretel, Inc.	Arizona	100%
Telplex International	Arizona	100%